N-SAR ITEM 77C
OPPENHEIMER TRANSITION 2030 FUND

SPECIAL SHAREHOLDER MEETING (Unaudited)

On September 14, 2012, a special shareholder meeting of Oppenheimer Transition 2030 Fund (the “Target Fund”), was held at which the following Proposal, as set forth in the Target Fund’s combined prospectus and proxy statement dated July 27, 2012, was approved.  The following is a report of the votes cast:

Proposal:  To approve an Agreement and Plan of Reorganization (the “Reorganization Agreement”) between the Target Fund and Oppenheimer Portfolio Series: Active Allocation Fund, a series of  Oppenheimer Portfolio Series (the “Acquiring Fund”), and the transactions contemplated thereby, including: (a) the transfer of all of the assets of the Target Fund to the Acquiring Fund in exchange for Class A, Class B, Class C, Class N and Class Y shares of the Acquiring Fund, (b) the distribution of shares of the Acquiring Fund to the corresponding Class A, Class B, Class C, Class N and Class Y shareholders of the Target Fund in complete liquidation of the Target Fund, and (c) the cancellation of the outstanding shares of the Target Fund (all of the foregoing being referred to as the “Reorganization”).

For                                Against                                Abstain

9,141,792.0033             668,974.7367                        509,622.4370